E Com Ventures, Inc.

251 International Parkway

Sunrise, Florida 33325

July 25, 2008

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	E Com Ventures, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 8, 2008
File No. 0-19714

Dear Mr. Owings:

This responds to your letter of July 23, 2008 to Michael W. Katz regarding the Revised Preliminary Proxy Statement of E Com Ventures Inc. (“E Com”) referred to above.

Together with this letter, we are providing copies of the pages of the definitive proxy statement (the “Definitive Filing”) reflecting the changes discussed in this letter. The Definitive Filing is marked to show all changes from the Revised Preliminary Proxy Statement.

For your convenience, each of your comments is restated below, followed by our response.

Schedule 14A Filed July 8, 2008

Selected Historical and Pro Forma Combined Financial Data, page 9

Comparative Historical and Unaudited Pro Forma Combined Per Share Data, page 13

1.	We note your earnings per share disclosure in the second half of footnote 2 that excludes the effects of pro forma adjustments. Please remove this earnings per share disclosure, as we believe it is inappropriate to combine the results of operations for E Com and Model Reorg without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X.

Response:

We have removed that disclosure from footnote 2 as requested.

Background of the Merger, page 21

2.	In the second to last paragraph on page 27, please disclose whether the Special Committee discussed having Financo update their fairness opinion in connection with the amendment to the merger agreement and why it determined that no update was necessary.

Response:

We have added the requested disclosure on page 36 of the Definitive Filing.

Opinion of Financo, page 29

3.	Please disclose that Financo did not update its fairness opinion as a result of the amendment to the merger agreement and did not consider the updated projections that were prepared for the Special Committee in connection with the amendment.

H. Christopher Owings

July 25, 2008

Response:

We have added the requested disclosure on page 47 of the Definitive Filing.

Information about Model Reorg, page 67

Liquidity and Capital Resources, page 78

4.	Please continue to provide your narrative explanation of the changes in cash flows for fiscal year 2007 as compared to fiscal year 2006. In this regard, we note that Model Reorg will become the accounting predecessor of the merged company, and we believe this annual information is important to your investors.

Response:

We have reinserted that explanation as requested on page 99 of the Definitive Filing.

Unaudited Pro Forma Condensed Combined Financial Statements, page 80

Unaudited Pro Forma Condensed Combined Balance Sheet, page 81

5.	We note that pro forma adjustment (a) eliminates $36.1 million of intercompany payables and receivables between E Com and Model Reorg. Please reconcile this amount with the disclosure in Note 8 to E Com’s May 3, 2008 financial statements indicating that the amount payable to Model Reorg was $40.5 million. Please revise either your explanation of this pro forma adjustment or E Com’s footnote to clarify this matter for your readers.

Response:

The amount included in the pro forma adjustment (a) on page 81 (page 102 of the Definitive Filing) is correct. The disclosure in Note 8 to E Com’s May 3, 2008 financial statements incorrectly described an amount payable to another affiliate as an amount payable to Model Reorg. However, the amount included as “Accounts payable, affiliates” in E Com’s May 3, 2008 balance sheet is the correct aggregate affiliates’ liability. Because we do not consider the distinction to be material to a reader, we have not amended E Com’s May 3, 2008 footnote disclosure relating to the Model Reorg affiliate payable.

6.	We note your purchase price allocation under Note 1 and your response to comment 37 from our letter dated April 11, 2008. While we recognize that this allocation is preliminary, we struggle with the fact that you have identified no acquired intangible assets other than goodwill. Based on E Com’s MD&A narrative on page 57, we note that E Com has certain supplier relationships that enable it to obtain certain merchandise at better prices and quantities than Quality Fragrance Group can. It also appears that the Perfumania name on E Com’s retail stores and related website may have value deriving from customer recognition. In this regard, we note your discussion on page 48 of the reasons for changing the post-merger company’s name to Perfumania. Please be aware that we may have additional comments on this issue once the merger is consummated and you have filed your updated purchase price allocation.

Response:

We are in the process of retaining a valuation firm to assist in valuing E Com’s intangible assets. At this time, we cannot reasonably estimate the value of any intangible assets. We expect to address this topic in the post-merger purchase price allocation.

Unaudited Pro Forma Condensed Combined Statements Of Operations, page 82

7.	We note your pro forma adjustment (d) for the 12 months ended October 31, 2007. As this appears to be a nonrecurring item, it is unclear to us how you determined it was appropriate to reflect this write-off in your pro forma income statement. Refer to Article 11-02(b)(6) of Regulation S-X, and advise or revise.

H. Christopher Owings

July 25, 2008

Response:

We have removed the pro forma adjustment (d) for the nonrecurring item of $1,200,000 for the 12 months ended October 31, 2007. In addition, for the six months ended April 30, 2008, we have included pro forma adjustment (h) of $1,434,000 for the nonrecurring E Com transaction costs included in historical selling, warehouse, delivery and administrative expense. We also made corresponding adjustments to these pro forma statements for the impact of these revisions.

8.	We note your pro forma adjustment (g) for the 12 months ended October 31, 2007 and related pro forma adjustment (f) for the six months ended April 30, 2008. Based on your description of these adjustments, it is unclear to us how you considered the impact of the post-merger entity recognizing rental expense on a straight-line basis over the remaining term of E Com’s leases subsequent to the merger. In this regard, if the merger had been consummated on November 1, 2006, we assume that the post-merger entity would have recorded some difference between fiscal 2007 cash rental payments and fiscal 2007 straight-line rental expense. Therefore, it is unclear that it is appropriate to eliminate the entire amount of such difference recorded by E Com. Please advise or revise. If you wish to retain an adjustment to rental expense, please explain to us in reasonable detail how you calculated such adjustment and how you determined that the assumptions involved in your calculation are factually supportable. Refer to Article 11-02(b)(6) of Regulation S-X.

Response:

We have reconsidered the impact of the post-merger entity’s recognizing rental expense on a straight-line basis over the remaining terms of E Com’s leases subsequent to the assumed Merger date of November 1, 2006. As a result, we have revised our proforma adjustment (g) for the 12 months ended October 31, 2007, and related proforma adjustment (f) for the six months ended April 30, 2008, to also include the difference between the cash rental payments and the straight-line rent expense post-Merger for E Com’s leases during these periods. In calculating the post-Merger rental adjustment, we reviewed the remaining terms of E Com’s leases and calculated the rent expense on a straight-line basis from November 1, 2006 through the maturity date for each lease. For purposes of determining the lease term when calculating straight-line rent, we used the date when possession of the leased space is taken from the landlord, which includes a construction period of approximately two months prior to store opening. For purposes of determining the lease maturity date, we included a renewal option only if that renewal option is specified in the respective lease agreement and that exiting the lease after the initial lease term would result in economic loss and, therefore, normally management would anticipate exercising the respective renewal option. We then determined the amount of the post-Merger adjustment by comparing the calculated straight-line rent expense against the cash rent paid for the 12 months ended October 31, 2007 and the six months ended April 30, 2008.

Six Months ended April 30, 2008, page 84

9.	Please tell us why E Com’s pro forma earning per share calculation for the six months ended April 30, 2008 does not add the interest on the convertible note to the numerator or add the shares issuable upon exercise of stock options and shares for the convertible note in the denominator. Since E Com generated net income for the six months ended April 30, 2008, it would appear that stock options and the convertible note would be dilutive for this year-to-date period.

Response:

As shown in the corrected table in footnote (g) on page 107 of the Definitive Filing, the pro forma combined Model Reorg and E Com earning per share calculation for the six months ended April 30, 2008 does add the interest on the convertible note to the numerator and adds the shares issuable upon exercise of stock options and shares for the convertible note in the denominator.

H. Christopher Owings

July 25, 2008

However, E Com’s historical fully diluted earnings per share calculation for the six months ended April 30, 2008 does not add the interest on the convertible note to the numerator or add the shares for the convertible note in the denominator because the result would be antidilutive, as shown by the following calculation:

Numerator:

Historical Net Income, 6 months ended 4/30/08	$895,000
Convertible Note Interest Expense, 6 months ended 4/30/08	$187,000

Net Income for Fully Diluted Earnings Per Share	$1,082,000

Denominator:

Basic Weighted Average Shares Outstanding	3,059,041
Increase in Shares for Outstanding Stock Options:	75,414
Conversion of $5M Convertible Note Payable to Nussdorfs	444,445

Fully Diluted Weighted Average Shares Outstanding	3,578,900

Basic Earnings Per Share, 6 Months Ended 4/30/08	$0.29
Fully Diluted Earnings Per Share, 6 Months Ended 4/30/08	$0.30 Antidilutive

Although the 75,414 shares issuable upon exercise of stock options are dilutive, including these shares in the denominator for E Com’s historical fully diluted earnings per share calculation would be immaterial because it would not change the disclosed fully diluted earnings per share of $0.29.

Market Price and Dividend Information; Related Shareholder Matters, page 89

10.	Please appropriately revise your low stock price for the second quarter through July 7th of fiscal year 2008.

Response:

We have updated the table through the most recent trading day.

Model Reorg Financial Statements for the Fiscal Year Ended October 31, 2007

Consolidated Statements of Cash Flows, page F-35

11.	We note that you revised your cash flow statements for each of the three years presented such that the balances changed for net cash used in or provided by operating activities and for net cash used in investing activities. Please explain to us why your cash flow statements changed. Also tell us how you considered whether these changes represent a correction of an error, as they represent adjustments between categories of the cash flow statement.

Response:

The change in Model Reorg’s Statement of Cash Flows between what was originally presented in Model Reorg’s audited financial statements for October 31, 2007 and what was filed with the Revised Preliminary Proxy Statement results from a reclassification of the payments made for merger-related expenses from an operating activity to an investing activity. This follows from the reclassification on the balance sheet of the capitalized merger costs from prepaid assets to Other Assets since ultimately these merger related expenses will be included in the calculation of the purchase price of the transaction, and the purchase price is used in the computation of goodwill, which is not a current asset. Since there was an adjustment between categories on the cash flow statement, we have concluded that these changes represent the correction of an error, and we have inserted the word “Restated” in the 2007 column in the Statement of Cash Flows on page F-41 of the Definitive Filing and updated Note 1(b) to Model Reorg’s audited financial statements for October 31, 2007 on page F-43 to include the cash flow restatement.

H. Christopher Owings

July 25, 2008

Note 1(a) - Basis of Presentation, page 8

12.	We note your purchase price allocation for the acquisition of Jacavi and your response to prior comment 52 from our letter dated April 11, 2008. We have the following additional comments:

•

Based on the information provided in your response, you appear to have valued the non-competition agreement at zero because Mr. Garcia is a principal shareholder of Model Reorg. You state that if Mr. Garcia were to compete, he would essentially be competing against himself, which he has indicated he has no intention of doing. Please explain to us how you determined it was appropriate to consider Mr. Garcia’s ownership of Model Reorg’s common stock or his stated willingness to compete when measuring the fair value of the non-competition agreement. As indicated in paragraph B172 and B174 of SFAS 141, the fair value of an intangible asset should be the amount at which it could be bought or sold in a current transaction between willing parties and should incorporate assumptions that marketplace participants would use in making estimates of fair value. Please tell us how you considered the value of this non-competition agreement if it had been sold to an entity other than Model Reorg on the date of the acquisition, and if possible, quantify this value for us.

Response:

Due to the significant intercompany relationships between Model Reorg and Jacavi, it is not feasible to use completely neutral marketplace participant assumptions when estimating the fair value of the assets. Model Reorg had two principal reasons for determining that the noncompetition agreement had no value, both of which it determined would apply to any marketplace participant in a comparable transaction. Those were lack of intent to compete and lack of ability to compete. Either one by itself would negate any value for the non-competition agreement. The lack of intent would apply to any situation where the seller has a continuing vested interest in the buyer, regardless of who the buyer is. In addition, Mr. Garcia indicated to Model Reorg that, once the customer relationships had been transferred, it would not be feasible for him to get them back because the customers would have no incentive to do so. This factor also would apply to any marketplace participant in a comparable transaction.

As part of the acquisition Jacavi’s customer and supplier relationships were assumed by Model Reorg. Each of these suppliers has a finite amount of product that can be purchased in the market and each customer has a finite amount of product it can purchase for retail resale. With our other previously existing relationships and our assumption of Jacavi’s relationships, Mr. Garcia’s ability to compete is significantly reduced because his prior relationships have no, or a very limited, need for an additional party to be performing those functions. In fact, this limited product supply would be very restrictive when considering his ability to get back in business.

•

Based on the information provided in your response, you appear to have valued the acquired customer relationships using entity-specific assumptions that considered whether you already had relationships with the acquired customers. Please explain to us how you determined it was appropriate to value these relationships using acquirer-specific assumptions rather than marketplace participant assumptions, and if possible, quantify the value these relationships would have had on the date of acquisition using marketplace participant assumptions.

Response:

Model Reorg took into account that any market participants would most likely include firms that are in the business of distributing fragrance products to mass market retailers and wholesalers. In fact, all actual participants in the relevant market already have relationships with the various vendors and retailers involved in the distribution of fragrances, so such assumptions were appropriate. Model Reorg considered that such market participants would not pay for relationships they already have.

H. Christopher Owings

July 25, 2008

Model Reorg does not believe that a different conclusion would be reached if financial (non-strategic) firms are included among the relevant market participants. If one attempts to value the Jacavi customer relationships considering the marketplace as having both strategic and non-strategic participants, additional factors in addition to the ones noted above should be considered. Since there are no contractual arrangements with these customers, an assignment without an assured continuity significantly mitigates the value. Furthermore, two of Jacavi’s principal customers were Model Reorg and Ecom. Assuming another, non-strategic, buyer had acquired Jacavi, Model Reorg and Ecom would have further pursued developing their existing relationships directly, thus reducing their future business with Jacavi and reducing Jacavi’s value to the non-strategic buyer.

Management intends to further review these valuation issues and is still within the time frame provided by GAAP to definitively record this purchase transaction. We strongly believe that, if in fact a value is assigned to either the noncompetition agreement or the customer relationships, the amount would be de minimus and any amortization of this intangible asset during the six months ended April 30, 2008 would be immaterial to the results for that period.

Note 3—Related Party Transactions, page F-43

13.	We note your statement here and in your interim financial statements that you believe the expenses incurred under your service agreement with QKD approximate the expenses that would have been incurred had you not operated under this service agreement. As indicated in paragraph 3 of SFAS 57, you should not imply that related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. Please either explain to us in detail how you substantiated your conclusion or remove this statement from your footnotes.

Response:

We have removed this statement from the footnotes.

Note 16—Segment Information.—page F-53

14.	Please tell us, and consider disclosing, what measure of profit or loss is used by your chief operating decision maker when assessing segment performance. In this regard, given your statement that each segment has its own operating expenses, it is unclear to us that this measure is gross profit. Also tell us how you considered the disclosure requirements of paragraphs 25-28 and paragraph 32 of SFAS 131, including disclosing assets by segment.

Response:

Model Reorg’s chief operating decision maker assesses segment performance by reference to gross profit. Since this is the information that is used to measure segment profit or loss, Model Reorg does not disclose any additional profit or loss information relative to each of the segments. All other expenses are reviewed on a consolidated basis. We have added the measure or profit or loss used by the chief operating decision maker and the total of each of the reportable segment’s assets and a reconciliation to total consolidated assets to Note 16 on page F-51 and Note 5 on page F-60 of the Definitive Filing. We have considered and followed the disclosure requirements of paragraphs 25-28 and 32 of SFAS 131 by disclosing the following: general information about each of the segments, information about the profit or loss reviewed by the chief operating decision maker, each segment’s assets, and reconciliations of reportable segment revenues, measures of profit or loss and assets to Model Reorg’s consolidated amounts.

*****

H. Christopher Owings

July 25, 2008

Please contact me at (954) 335-9035 or DonovanC@perfumania.com if you have any further comments or questions.

Very truly yours,

/s/ Donovan Chin
Donovan Chin Chief Financial Officer

cc:	Blair Petrillo, Staff Attorney
Ellie Bavaria, Special Counsel
Yong Kim, Staff Accountant
Jennifer Thompson, Accounting Branch Chief
Michael W. Katz
Alan H. Aronson
Matthew C. Dallett

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following selected unaudited pro forma condensed combined financial data have been derived from and should be read with the Unaudited Pro Forma Condensed Combined Financial Statements and related notes beginning on page 101. This information is based on our and Model Reorg’s historical statements of operations and balance sheets, giving effect to the Merger. The Merger will be accounted for under the purchase method of accounting. For accounting purposes, Model Reorg is considered to be acquiring us in this transaction. Accordingly, the purchase price is allocated among the fair values of our assets and liabilities, while the assets and liabilities of Model Reorg are reflected at historical cost in the combined pro forma balance sheet. The unaudited pro forma combined financial data are based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. This information is for illustrative purposes only. The results might have been different had the companies always been combined. You should not rely on these data as being indicative of the historical results that would have been achieved had the companies always been combined or of the future results that the combined company will experience after the Merger.

The following unaudited pro forma combined statement of income combines the results of operations of E Com and Model Reorg, respectively, for the twelve months ended October 31, 2007, and the six months ended April 30, 2008, as if the transaction had occurred as of November 1, 2006. E Com’s fiscal year end is the Saturday closest to January 31. The results of operations for E Com for the twelve months ended October 31, 2007 represent the 12-month period beginning October 29, 2006 and ending November 3, 2007, and those for the six months ended April 30, 2008 represent the six-month period beginning November 4, 2007 and ending May 3, 2008.

	Pro Forma Combined Model Reorg and E Com
	Six Months Ended April 30, 2008	Twelve Months Ended October 31, 2007
	($ in thousands, except weighted average and per share amounts)
Statement of Income Data:
Total net sales	$302,565	$538,619
Cost of goods sold	187,712	339,337

Gross profit	114,853	199,282
Selling, warehouse, delivery and administrative expenses	88,718	156,096
Depreciation and amortization	4,153	7,258
Recovery on vendor advance	—	(2,367)

Income from operations	21,982	38,295
Interest expense	7,198	17,661

Income before income taxes	14,784	20,634
Income tax expense	5,914	8,254

Net income	$8,870	$12,380

Weighted Average Shares Outstanding:
Basic(1)	8,959,041	8,955,510
Diluted(1)	9,478,899	9,469,706
Basic net income per share(1)	$0.99	$1.38
Diluted net income per share(1)	$0.96	$1.36

As of April 30, 2008
Balance Sheet Data:
Working capital	$268,655
Total assets	$435,340
Long-term debt - excluding current portion	$229,325
Total shareholders’ equity	$117,489

(1)	See Footnotes (1) and (3) to the table beginning on page 17 for an explanation of the calculation of weighted average shares outstanding and basic and diluted net income per share.

Comparative Historical and Unaudited Pro Forma Combined Per Share Data

The information below reflects the historical net income and book value per share of our common stock and the unaudited pro forma net income and book value per share of the combined company after giving effect to the Merger. Our historical net income for the twelve months ended October 31, 2007 combines the results of the fourth quarter of our 2006 fiscal year with those of the first nine months of our 2007 fiscal year, and our historical net income for the six months ended April 30, 2008 combines the results of the fourth quarter of our 2007 fiscal year with those of the first quarter of our 2008 fiscal year.

You should read the tables below in conjunction with our and Model Reorg’s historical financial statements, and the respective related notes, beginning on page F-37 of this Proxy Statement, and the unaudited pro forma condensed combined financial information and notes related to such financial information beginning on page 101 of this Proxy Statement.

	Historical				Pro Forma Combined Model Reorg and E Com
	Twelve Months Ended October 31, 2007 (Restated)		Six Months Ended April 30, 2008		Twelve Months Ended October 31, 2007	Six Months Ended April 30, 2008
	E Com	Model Reorg	E Com	Model Reorg
Basic net income per share(1)(2)	$1.28	$1.91	$0.29	$1.14	$1.38	$0.99
Diluted net income per share(1)(2)	$1.23	$1.91	$0.29	$1.14	$1.36	$0.96
Shares used in the computation of basic net income per share(3)(4)	3,055,510	5,900,000	3,059,041	5,900,000	8,955,510	8,959,041
Shares used in the computation of diluted net income per share(3)(4)	3,569,706	5,900,000	3,059,041	5,900,000	9,469,706	9,478,899

As of April 30, 2008	Historical		Pro Forma
	E Com	Model Reorg
Book value per share	$10.77	$15.49	$13.11
Shares used in the computation of book value per share(3)(4)	3,059,041	5,900,000	8,959,041

(1)	Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. In computing diluted net income per share, the weighted average number of common shares outstanding includes all common stock equivalents with exercise prices at or below the average market price for the respective period.

(2)	Pro forma combined net income per share reflects certain pro forma adjustments resulting from accounting for the Merger as a “reverse acquisition” that are set forth in the footnotes to the Unaudited Pro Forma Condensed Combined Statements of Operations, beginning on page 104. These adjustments, in total, decrease combined pro forma net income by approximately $2.8 million, or $0.31 basic income per share and $0.29 diluted net income per share, for the twelve months ended October 31, 2007 and increase combined pro forma net income by approximately $1.2 million, or $0.14 basic and diluted net income per share, for the six months ended April 30, 2008.

We and Model Reorg also provided the Special Committee with certain modified historical financial results and projections taking into account the restatements of our and Model Reorg’s financial statements described above. Compared to the historical financial results previously considered by the Special Committee and Financo, the restatements resulted in a decrease in our EBITDA for the twelve-month period ending September 30, 2007 of $267,000, or 1.85%, and a decrease in Model Reorg’s EBITDA for the same period of $1 million, or 2.57%. The cumulative effect of the restatements on EBITDA for the five years ending October 31, 2007 was a decrease of $744,000, or 1.6%, for us and an increase of $4.36 million, or 2.91%, for Model Reorg. The Special Committee was advised that our restatement will have an immaterial impact in future years, while Model Reorg’s restatement will have no future impact.

In addition, we and Model Reorg provided the Special Committee with updated business forecasts for the twelve months ending October 31, 2008, reflecting the current economic environment. These and the related assumptions are described in “Selected Financial Projections,” beginning on page 108. Taking these factors into account, including the effect of the restatements described above, we and Model Reorg advised the Special Committee that our EBITDA for the twelve months ending October 31, 2008 is projected to decline by 32.8% compared with the projections we originally provided the Special Committee and Financo, while Model Reorg’s EBITDA for the same period is projected to decline by only 15.4%.

A factor in Financo’s financial analysis of the fairness of the Merger Consideration was the EBITDAs of E Com and Model Reorg for the twelve months ended September 30, 2007 and their projected EBITDAs for the twelve months ending October 31, 2008 (see “Opinion of Financo” on page 37). The Special Committee considered the effects of the restatements on each company’s historical and projected EBITDA to be immaterial. The Special Committee’s review of the fairness of the proposed Merger Consideration focused primarily on the estimated relative values of us and Model Reorg, rather than the absolute value of the Merger Consideration as of any particular time. The Special Committee noted that the percentage decline in our projected EBITDA for the twelve months ending October 31, 2008 was twice the projected decline of Model Reorg’s EBITDA for the same period. The Special Committee also concluded that the reasons for the Merger described under “Reasons for the Merger” below remained valid. Accordingly, after considering the First Amendment, the restatements and the other information described above, the Special Committee determined for these reasons and those described in “Reasons for the Merger” not to seek an update of Financo’s fairness opinion nor modify its recommendation.

On July 7, 2008, our Board of Directors held a meeting that was attended by all the directors except Ms. Taylor to discuss the First Amendment and the Merger. The Board held another meeting on July 8, 2008, by conference telephone call, that was attended by all the directors. The interests of Messrs. Stephen Nussdorf and Michael Katz in the proposed Merger were noted. After discussion, based in part on the recommendation of the Special Committee, and for the reasons described in “Reasons for the Merger,” the Board unanimously approved the execution of the First Amendment.

Reasons for the Merger

Our Board of Directors believes that the Merger will provide substantial benefits to our shareholders. The combination with Model Reorg will create a large, independent, national, vertically integrated wholesale distributor and specialty retailer of perfumes and fragrances that we expect will be well-positioned to compete in the marketplace and drive growth, as well as to benefit from increased operating scale.

In making its determination to recommend approval of the Original Merger Agreement, the Special Committee consulted with our and Model Reorg’s officers regarding the strategic and operational aspects of the combination and received reports of our diligence review of Model Reorg. In addition, the Special Committee consulted with representatives of Financo regarding valuations of each company and with respect to the fairness of the transaction from a financial point of view, and with special counsel to the Special Committee regarding legal matters. In the course of reaching its determinations, the Special Committee and our Board considered a variety of factors, including the following:

•	the anticipated benefits of vertical integration and diversification of our business;

In performing its analyses, Financo made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond our control. The analyses performed by Financo are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The Merger Consideration and other terms of the Merger Agreement were determined through arm’s length negotiations between us and Model Reorg, and were approved by our Board of Directors subsequent to the determinations and recommendation of the Special Committee. In addition, Financo’s opinion and presentation to the Special Committee was one of many factors taken into consideration by the Special Committee in making its decision to approve the Merger. Consequently, the Financo analyses as described above should not be viewed as determinative of the opinion of the Special Committee with respect to the value of E Com, Model Reorg or the combined company or whether the Special Committee would have been willing to agree to different consideration.

Based upon and subject to the qualifications and limitations set forth in its written opinion, a copy of which is attached as Annex II, Financo was of the opinion that, as of December 21, 2007, the Merger Consideration was fair, from a financial point of view, to holders of our common stock (other than those who owned, or whose affiliates owned, securities of Model Reorg).

Following the delivery of Financo’s opinion and the execution of the Original Merger Agreement, both E Com and Model Reorg restated their historical financial statements and modified their earlier projections for the Special Committee, as described above in “Background of the Merger.” The Special Committee did not engage Financo to update its fairness opinion as a result of the First Amendment and, accordingly, Financo did not consider the updated projections that were prepared for the Special Committee in connection with the First Amendment.

Financo was retained to represent the Special Committee to give an opinion as to the fairness of the Merger Consideration, from a financial point of view, to the holders of our common stock (other than those who own, or whose affiliates own, securities of Model Reorg). Financo received an initial fee of $100,000 in connection with its services upon engagement, a fee of $125,000 upon delivery of valuation metrics to the Special Committee, a fee of $50,000 upon delivery of updated valuation metrics as requested by the Special Committee, and a fee of $225,000 upon advising the Special Committee that Financo was prepared to deliver its opinion, for a total of $500,000. No portion of Financo’s fee is contingent upon the consummation of the Merger.

Model Reorg Board and Shareholder Approval

The Board of Directors of Model Reorg approved the Merger Agreement and the Merger. By their execution of the Merger Agreement, the Model Reorg shareholders unanimously consented to the Merger Agreement and the Merger. This consent effectively waived their rights under New York law to dissent from the Merger and seek appraisal of the shares of Model Reorg capital stock they own.

Interests of Certain Persons in the Merger

In considering the recommendation of our Board to approve the issuance of the Merger Consideration and the other matters described in this Proxy Statement, our shareholders should be aware that certain members of our Board and certain of our officers have interests in the transaction that are different from, or in addition to, the interests of our other shareholders generally.

In particular, Stephen Nussdorf, Chairman of our Board of Directors, is a principal shareholder, director and executive officer of Model Reorg and will receive a proportionate share of the Merger Consideration in the Merger. Together with his brother, Glenn Nussdorf, Stephen Nussdorf currently beneficially owns in the aggregate approximately 36.4% of our outstanding common stock, or approximately 44.5% assuming conversion of the Convertible Note. After the Merger, Stephen and Glenn Nussdorf would beneficially own an aggregate of approximately 53.7% of our outstanding common stock, assuming conversion of the Convertible Note, and they would hold Warrants that would, upon exercise, result in their beneficially owning up to an aggregate of approximately 57.7% of our shares. In addition, although they are not shareholders of Model Reorg, Michael W. Katz, our President and Chief Executive Officer and also one of our directors, is a director and the Executive Vice President of Model Reorg and Raymond Piergiorgi, Model Reorg’s Chief Operating Officer, has been consulting with E Com management on operations matters. However, Messrs. Nussdorf, Katz and Piergiorgi were not members of the Special Committee of independent directors that reviewed and recommended approval of the Merger.

The decrease in interest expense relates to a decrease in the interest rates on the revolving credit facility and intercompany payable to Quality King of approximately 2.5% during the second quarter 2008 and 1.9% during the six months ended April 30, 2008, as compared to the same periods in the prior year.

Income Taxes

	For the three months ended April 30,			For the six months ended April 30,
	($ in thousands)			($ in thousands)
	2008	2007	Percentage Decrease	2008	2007	Percentage Increase
Income taxes	$505	$2,094	75.9%	$4,860	$4,600	5.7%

The decrease in income taxes for the three months ended April 30, 2008 as compared to the three months ended April 30, 2007 is principally the result of the decrease in income before taxes of $4.0 million. In addition, income taxes for both the three and six months ended April 30, 2008 reflect additional taxes paid for state income tax audits.

Liquidity and Capital Resources

Model Reorg’s principal capital requirements for operating purposes are to fund inventory purchases, finance extended terms on accounts receivable, specifically related party receivables from E Com, and pay down accounts payable and debt. During fiscal 2007, Model Reorg financed these requirements through net cash flows from financing activities, specifically the revolving credit borrowings, while during the first half of fiscal 2008, it relied primarily on reductions in inventory and collections of unaffiliated receivables.

A summary of Model Reorg’s cash flows for the years ended October 31, 2007 and 2006, and the six months ended April 30, 2008 and 2007 are as follows:

	Six Months Ended April 30,		Year Ended October 31,
	2008	2007	2007	2006
	($ in thousands)
Summary Cash Flow Information:
Cash provided by (used in) operating activities	$41,502	$37,886	$(12,307)	$39,234
Cash used in investing activities	(3,771)	(1,241)	(2,115)	(4,610)
Cash (used in) provided by financing activities	(35,583)	(37,175)	14,673	(34,408)

Increase (decrease) in cash	2,148	(530)	251	216
Cash at beginning of period	2,988	2,737	2,737	2,521

Cash at end of period	$5,136	$2,207	$2,988	$2,737

Management expects to continue to finance fiscal 2008 requirements primarily through operating activities.

Model Reorg, along with Quality King, is part of a $500 million revolving line of credit with a syndicate of lenders that expires on April 30, 2010. As of April 30, 2008 and October 31, 2007, $102.2 million and $138.9 million, respectively, was outstanding for Model Reorg under this line of credit. The credit agreement provides for borrowing based on eligible accounts receivable and inventories and is secured by Model Reorg’s accounts receivable and inventories. The interest rate applicable to borrowings under the credit agreement is based on the monthly blended borrowing rates, which are based on, at Quality King’s option, the LIBOR rate or the prime rate plus an applicable spread based on availability. At April 30, 2008 and October 31, 2007, substantially all of the revolving credit borrowings were at LIBOR plus the applicable spread, the effective rate of which approximated 4.4% and 6.6%, respectively. The borrowings under the credit agreement are classified as long term based on the expiration date of the facility.

Model Reorg has a note payable to Quality King which is classified as long-term since Quality King will not require payment of the loan within one year. This note supplements Model Reorg’s borrowings under the line of credit described above. Model Reorg is charged interest by Quality King based on the monthly blended borrowing rates, which are based on the LIBOR and prime rates, plus a spread based on excess availability. Interest rates on the note for the six months ended April 30, 2008 and fiscal year ended October 31, 2007 averaged 5.4% and 7.6%, respectively. Interest expense charged to operations relating to the note payable was $4,571 for fiscal year 2007 and $1,961 for the six months ended April 30, 2008.

For the six months ended April 30, 2008, net cash provided by operating activities was approximately $41.5 million, resulting from a decrease in accounts receivable and inventory after the holiday season. Net cash used in investing activities for the six months ended April 30, 2008 was approximately $3.8 million. These were primarily purchases of property, plant and equipment for the relocation to the Bellport warehouse and capitalized Merger-related expenses. Net cash used in financing activities of $35.6 million principally relates to the decrease in the revolving credit borrowings and pay down of affiliated note payable from the funds provided by operating activities.

In fiscal 2007, net cash used in operating activities was approximately $12.3 million, compared to $39.2 million provided by operating activities in fiscal 2006. The variance of approximately $51.5 million between the two years principally resulted from increases of $7.5 million in accounts receivable relating to the timing of sales, $12.6 million in extended receivable terms to Perfumania, and $18.8 million in inventory purchases resulting from additional manufacturer relationships and product availability, as well as an increase in the payments on accounts payable of $12.0 million related to the build of inventory and the terms on the purchases from manufacturers. Model Reorg funded these increased uses of cash in operating activities through increased borrowings under its revolving credit facility and from Quality King, as a result of which cash provided by financing activities increased approximately $49.1 million in fiscal 2007 as compared to fiscal 2006. Net cash used in investing activities in fiscal 2007 was approximately $2.1 million. Investing activities generally represent deposits made for property, plant and equipment for the relocation to the Bellport facility and capitalized transaction costs.

Management believes that Model Reorg’s borrowing capacity under its current facility, projected cash flows from operations, affiliated borrowings and credit terms from vendors will provide sufficient liquidity to support its capital expenditures and debt service for the foreseeable future. There can be no assurance that management’s plans and expectations will be successful.

Critical Accounting Policies and Estimates

There have been no material changes to our critical accounting policies and estimates from our fiscal year ended October 2007.

Contractual Obligations

Following is a summary of Model Reorg’s contractual obligations as of October 31, 2007. See also “Approval to Issue Shares and Warrants—Post-Merger Financing” for a discussion of the Senior Credit Facility we expect that the combined company will enter into upon the closing of the Merger.

	Payments due by period
	($ in thousands)
Contractual Obligations (1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Revolving line of credit (2)	$138,278	$—	$138,278	$—	$—
Operating lease obligations	64,066	2,735	8,760	7,959	44,612
Minimum royalty obligations	5,604	2,085	3,119	400	—
Other	845	209	543	93	—

Total	$208,793	$5,029	$150,700	$8,452	$44,612

(1)	Affiliated borrowings from Quality King in the amount of $76.3 million at October 31, 2007 are not included in this schedule as there are no specified repayment terms on these borrowings.

(2)	This balance represents principal only as the interest rate is variable and accrues on outstanding balances, which vary significantly throughout the year.

Unaudited Pro Forma Condensed Combined Balance Sheet

	As of April 30, 2008
	Historical				Pro Forma Adjustments		Pro Forma Combined Model Reorg and E Com
	E Com	Model Reorg
	($ in thousands)
Assets
Current:
Cash	$1,280	$5,136			$		$6,416
Accounts receivable—net	1,216	28,407				—	29,623
Receivables from an affiliate	235	35,844	(a	)		(36,079)	—
Inventories, net	118,857	193,620	(h	)		(4,923)	306,172
			(i	)		(1,382)
Advances to suppliers for future purchases	—	2,085				—	2,085
Prepaids and other	8,527	5,724	(l	)		(1,366)	12,885

Total current assets	130,115	270,816				(43,750)	357,181
Property and equipment, net	38,476	3,141				—	41,617
Goodwill	1,904	20,434	(g	)		2,172	22,606
			(m	)		(1,904)
Other assets, net	7,273	12,147	(f	)		(5,484)	13,936

	$177,768	$306,538				$(48,966)	$435,340

Liabilities and Shareholders’ Equity
Current:
Accounts payable, non affiliates	22,899	22,965				—	45,864
Accounts payable, affiliates	55,891	144	(a	)		(36,079)	19,956
Accrued expenses	10,974	12,211	(j	)		(2,522)	17,134
			(l	)		(3,529)
Bank line of credit	42,590	—	(b	)		(42,590)	—
Current maturities of long-term debt	5,364	208				—	5,572

Total current liabilities	137,718	35,528				(84,720)	88,526
Long-term debt and other	7,090	102,733	(b	)		32,502	142,325
Payable to affiliates	—	76,912	(b	)		10,088	87,000

Total liabilities	144,808	215,173				(42,130)	317,851

Commitments and Contingencies
Shareholders’ equity
Common stock	40	1	(e	)		59	99
			(d	)		(1)
Additional paid in capital	79,183	13,905	(e	)		(59)	50,128
			(k	)		(37,686)
			(d	)		1
			(f	)		(5,484)
			(g	)		2,172
			(m	)		(1,904)
Retained earnings (deficit)	(37,686)	78,934	(k	)		37,686	75,839
			(c	)		(1,475)
			(h)(i)(j	)		(3,783)
			(l	)		2,163
Treasury Stock	(8,577)	(1,475)	(c	)		1,475	(8,577)

Total shareholders’ equity	32,960	91,365				(6,836)	117,489

	$177,768	$306,538				$(48,966)	$435,340

(a)	Adjustment to eliminate intercompany payable and receivables between E Com and Model Reorg

(b)	Adjustment to reflect the post-merger financing, which is expected to include a new a $250 million revolving credit facility and the pay down of related party debt. (See “Approval to Issue Shares and Warrants—Post-Merger Financing” and “—Affiliate Debt.”)

(c)	Adjustment to record retirement of Model Reorg treasury stock

(d)	Adjustment to record the cancellation of Model Reorg common stock

(e)	Adjustment to record the issuance of additional 5,900,000 shares of E Com common stock

(f)	Adjustment to record estimated transaction fees, which are reflected as a component of purchase price. (See Note 1 below.)

(g)	Adjustment to record goodwill related to the Merger. Goodwill is calculated as the excess of purchase price over the fair value of the assets acquired and liabilities assumed. See Note 1 below.

(h)	Adjustment to remove any affiliated profit in E Com inventory as of April 2008

(i)	Adjustment to remove any affiliated profit in Model Reorg inventory as of April 2008

(j)	Tax effect of the pro forma adjustments at 40%, which approximates Model Reorg’s effective tax rate

(k)	Adjustment to eliminate E Com’s historical accumulated deficit

(l)	Adjustment to reverse E Com’s historical accrued straight line rent and deferred rent, which does not represent a legal obligation of the combined company, and will have no value, upon completion of the Merger, and its related Deferred Tax Asset, and to recognize post-Merger rent expense on a straight-line basis

(m)	Adjustment to eliminate E Com’s pre-merger goodwill of $1.9 million

Note 1: Since Model Reorg is deemed to be the acquirer for accounting purposes, in accordance with GAAP, the total purchase price will be determined based on the fair value of the outstanding shares of E Com prior to the Merger, plus the Model Reorg transaction costs. Preliminary estimated transaction costs and purchase price are as follows (the actual purchase price will be calculated based on the fair value of the E Com shares at the date the Merger is consummated and the actual transaction costs):

($ in thousands)
Fair value of E Com common stock(x)	$62,037
Estimated transaction costs	5,484

$67,521

(x)	3,059,041 E Com common shares outstanding as of April 30, 2008 at a closing market price of $20.28 per share.

Under the purchase method of accounting, for purposes of the table above, the total preliminary estimated purchase price is allocated to the E Com net tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the completion date of the Merger. The preliminary estimated purchase price has been allocated based on estimates taking into account various factors as described in the introduction to these unaudited pro forma condensed combined financial statements. The allocation of the preliminary estimated purchase price is as follows:

($ in thousands)
Current assets	$123,159
Property and equipment, net	38,476
Other assets	7,273
Goodwill	2,172
Liabilities assumed	(103,559)

$67,521

Unaudited Pro Forma Condensed Combined Statements Of Operations

	Twelve Months Ended October 31, 2007
	Historical			Pro Forma Adjustments	Pro Forma Combined Model Reorg and E Com
	E Com*	Model Reorg

	($ in thousands, except weighted average and per share amounts)
Net sales, unaffiliated	$236,089	$302,530		$—	$538,619
Net sales, affiliated	48,910	25,182	(a)	(74,092)	—

Total net sales	284,999	327,712		(74,092)	538,619
Cost of goods sold	174,426	237,203	(a)	(74,092)	339,337
	—	—	(b)(c)	1,800

Gross profit	110,573	90,509		(1,800)	199,282
Selling, warehouse, delivery and administrative expenses	95,812	60,113	(f)	171	156,096
Depreciation and amortization	5,847	1,411		—	7,258
Recovery on vendor advances	—	(2,367)		—	(2,367)

Income from operations	8,914	31,352		(1,971)	38,295
Interest expense	4,912	12,749		—	17,661

Income before income taxes	4,002	18,603		(1,971)	20,634
Income taxes	79	7,353	(d)(e)	822	8,254

Net income	$3,923	$11,250		$(2,793)	$12,380

Weighted average shares
Basic(h)	3,055,510	5,900,000			8,955,510
Diluted(h)	3,569,706	5,900,000			9,469,706
Net income (loss) per share
Basic(h)	$1.28	$1.91		$(0.31)	$1.38
Diluted(h)	$1.23	$1.91		$(0.29)	$1.36

*	E Com’s historical statement of operations for the twelve months ended October 31, 2007 combines the results of the fourth quarter of E Com’s 2006 fiscal year with those of the first nine months of its 2007 fiscal year.

(a)	Adjustment to eliminate affiliated sales and purchases

(b)	Adjustment to remove the increase in affiliated profit in E Com inventory in the amount of $800 as of October 31, 2007

(c)	Adjustment to remove the increase in affiliated profit in Model Reorg inventory in the amount of $1,000 as of October 31, 2007

(d)	Tax effect of the pro forma adjustments at 40%, which approximates Model Reorg’s effective tax rate (See Note 1 below)

(e)	To adjust tax expense to the combined companies’ effective tax rate of approximately 40% (See Note 1 below)

(f)	Adjustment to reverse E Com’s historical accrued straight line rent, which does not represent a legal obligation of the combined company, and will have no value, upon completion of the Merger, and to recognize post-Merger rent expense on a straight-line basis

(g)	Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. In computing diluted net income per share, the weighted average number of common shares outstanding includes all common stock equivalents with exercise prices at or below the average market price for the respective period. The calculations for the twelve months ended October 31, 2007 are as follows:

	E Com	Model Reorg	Pro Forma Adjustments	Pro Forma Combined Model Reorg and E Com
	($ in thousands, except weighted average and per share amounts)
Numerator:
Net income (loss)—Basic	$3,923	$11,250	$(2,793)	$12,380
Add: Interest on Convertible Note	473	—	—	473

Net income (loss)—Diluted	$4,396	$11,250	$ (2,793)	$12,853

Denominator:
Weighted average number of shares for basic net income (loss) per share	3,055,510	5,900,000	8,955,510	8,955,510
Shares issuable upon exercise of stock options	69,751	—	69,751	69,751
Convertible Note	444,445	—	444,445	444,445

Denominator for dilutive net income (loss) per share	3,569,706	5,900,000	9,469,706	9,469,706

Basic net income (loss) per common share	$1.28	$1.91	$ (0.31)	$1.38

Diluted net income (loss) per common share	$1.23	$1.91	$ (0.29)	$1.36

Pro forma share numbers represent the weighted average shares outstanding of E Com for the twelve months ended October 31, 2007, assuming the issuance at the beginning of the period of the 5.9 million shares issuable in the Merger. Pro forma share numbers used in the computation of diluted net income per share also assume the issuance of 69,751 shares issuable upon exercise of stock options for the twelve months ended October 31, 2007 and 444,445 shares of our common stock upon conversion of the Convertible Note. The 1.5 million Warrant shares are not included in the pro forma share numbers since they would be antidilutive.

Note 1: The adjustment of $0.822 million to increase income tax expense consists of a provision for $1.542 million and a benefit of $0.72 million. The provision for $1.542 million results from the requirement to reflect the effective E Com income tax expense in this pro forma statement of operations for a period other than that of E Com’s normal fiscal year and the $0.171 million to reverse E Com’s historical accrued straight line rent, which will have no value upon completion of the Merger, and to recognize post-Merger rent expense on a straight-line basis. The benefit results from the reduction of the pro forma income tax expense as a result of the elimination of an aggregate of $1.8 million of affiliated profit in inventory.

	Six Months ended April 30, 2008
	Historical			Pro Forma Adjustments	Pro Forma Combined Model Reorg and E Com
	E Com*	Model Reorg
	($ in thousands, except weighted average and per share amounts)
Net sales, unaffiliated	$145,663	$156,902		$—	$302,565
Net sales, affiliated	21,287	19,685	(a)	(40,972)	—

Total net sales	166,950	176,587		(40,972)	302,565
Cost of goods sold	102,225	126,010	(a)	(40,972)	187,712
			(b)(c)	449

Gross profit	64,725	50,577		(449)	114,853
Selling, warehouse, delivery and administrative expenses	56,990	32,950	(f)	(212)	88,718
			(h)	(1,434)
Depreciation and amortization	3,440	713		—	4,153
Recovery on vendor advances	—	—		—	—

Income from operations	4,295	16,914		773	21,982
Interest expense	1,898	5,300		—	7,198

Income before income taxes	2,397	11,614		773	14,784
Income tax expense	1,502	4,860	(d)(e)	(448)	5,914

Net income	$895	$6,754		$1,221	$8,870

Weighted Average shares
Basic(g)	3,059,041	5,900,000			8,959,041
Diluted(g)	3,059,041	5,900,000			9,478,899
Net Income (loss) per share
Basic(g)	$0.29	$1.14		$0.14	$0.99
Diluted(g)	$0.29	$1.14		$0.14	$0.96

*	E Com’s historical statement of operations for the six months ended April 30, 2008 combines the results of the last quarter of E Com’s 2007 fiscal year with those of the first quarter of its 2008 fiscal year.

(a)	Adjustment to eliminate affiliated sales and purchases

(b)	Adjustment to remove the increase in affiliated profit in E Com Ventures inventory in the amount of $0.805 million as of April 30, 2008

(c)	Adjustment to add the decrease in affiliated profit in Model Reorg inventory in the amount of $0.356 million as of April 30, 2008

(d)	Tax effect of the pro forma adjustments at 40%, which approximates Model Reorg’s effective tax rate

(e)	To adjust tax expense to the combined company’s effective tax rate of approximately 40% (See Note 1 below)

(f)	Adjustment to reverse E Com’s historical accrued straight line rent and deferred rent, which does not represent a legal obligation of the combined company, and will have no value, upon completion of the Merger, and to recognize post-Merger rent expense on a straight-line basis.

(g)	Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. In computing diluted net income per share, the weighted average number of common shares outstanding includes all common stock equivalents with exercise prices at or below the average market price for the respective period. The calculations for the six months ended April 30, 2008 are as follows:

	E Com	Model Reorg	Pro Forma Adjustments	Pro Forma Combined Model Reorg and E Com
	($ in thousands, except weighted average and per share amounts)
Numerator:
Net income—Basic	$895	$6,754	$1,221	$8,870
Add: Interest on Convertible Note	—	—	—	187

Net income—Diluted	$895	$6,754	$1,221	$9,057

Denominator:
Weighted average number of shares for basic net income per share	3,059,041	5,900,000	8,959,041	8,959,041
Shares issuable upon exercise of stock options	—	—	—	75,413
Convertible Note	—	—	—	444,445

Denominator for dilutive net income per share	3,059,041	5,900,000	8,959,041	9,478,899

Basic net income per common share	$0.29	$1.14	$0.14	$0.99

Diluted net income per common share	$0.29	$1.14	$0.14	$0.96

Pro forma share numbers represent the weighted average shares outstanding of E Com for the six months ended April 30, 2008, assuming the issuance at the beginning of the period of the 5.9 million shares issuable in the Merger. Pro forma share numbers used in the computation of diluted net income per share also assume the issuance of 75,413 shares issuable upon exercise of stock options for the six months ended April 30, 2008 and 444,445 shares of our common stock upon conversion of the Convertible Note. The 1.5 million Warrant shares are not included in the pro forma share numbers since they would be antidilutive.

(h)	Adjustment to reverse the writeoff of E Com transaction costs

Note 1: The adjustment of $0.448 million to decrease income tax expense consists of a provision for $0.574 million and a benefit of $1.022 million. The provision for $0.574 million results from the reversal of the writeoff of $1.431 million of E Com’s transaction costs. The benefit results from the reduction of the pro forma tax expense as a result of the elimination of an aggregate of $0.449 million of affiliated profit in inventory; $0.212 million to reverse E Com’s historical accrued straight-line rent and to recognize post-Merger rent expense on a straight-line basis; and an adjustment to realign tax expense to Model Reorg’s estimated effective rate of 40%.

MARKET PRICE AND DIVIDEND INFORMATION; RELATED SHAREHOLDER MATTERS

Our common stock is traded on the NASDAQ Capital Market under the symbol ECMV. The following table sets forth the high and low closing sales prices per share of our common stock for the periods indicated, as reported on the NASDAQ Capital Market.

	High	Low
Fiscal 2008
First Quarter	$26.92	$14.02
Second Quarter (through July 24)	$23.25	$12.62

Fiscal 2007
First Quarter	$31.53	$23.07
Second Quarter	27.87	21.95
Third Quarter	26.41	19.01
Fourth Quarter	27.31	18.99

Fiscal 2006
First Quarter	$21.92	$16.00
Second Quarter	23.20	10.60
Third Quarter	16.65	8.83
Fourth Quarter	24.17	13.94

As of June 24, 2008, we had 46 shareholders of record, which excludes shareholders holding shares in street name. On November 16, 2006 and December 20, 2007, the last full trading days before the days on which we issued press releases announcing the proposed Merger and the execution of the Original Merger Agreement, respectively, the closing prices per share of our common stock as reported on the NASDAQ Capital Market was $18.08 and $23.94, respectively.

We have not declared or paid any dividends on our common stock and do not currently intend to declare or pay cash dividends in the foreseeable future. Payment of dividends, if any, will be at the discretion of the Board of Directors after taking into account various factors, including our financial condition, results of operations, current and anticipated cash needs and plans for expansion. In addition, any third party senior credit facility that we obtain from time to time will restrict our payment of dividends.

There is currently no public market for Model Reorg common stock. Upon completion of the Merger, all outstanding shares of Model Reorg common stock will convert automatically into shares of our common stock in accordance with the Merger Agreement. There are seven holders of the outstanding shares of Model Reorg common stock.

Independent Auditors’ Report

Model Reorg, Inc. and Subsidiaries

Bellport, New York

We have audited the accompanying consolidated balance sheets of Model Reorg, Inc. and Subsidiaries as of October 31, 2007 and 2006 and the related consolidated statements of income, stockholders’ equity and cash flows for the years ended October 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Model Reorg, Inc. and Subsidiaries as of October 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended October 31, 2007, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company has restated its 2007, 2006 and 2005 consolidated financial statements.

/s/ BDO Seidman, LLP

BDO Seidman, LLP

New York, New York

February 12, 2008, except for Note 1, as to which the date is July 24, 2008

Model Reorg, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Dollars In Thousands)

Year Ended October 31,	2007	2006	2005
	(Restated)	(Restated)	(Restated)
Cash flows from operating activities:
Net income	$11,250	$10,041	$8,002

Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Deferred tax expense (benefit)	2,615	20	(75)
(Recovery) provision on vendor advances	(2,367)	2,367	—
Depreciation and amortization	1,411	1,721	2,469
Provision for losses on accounts receivable	40	77	177
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable	(9,272)	(1,781)	11,245
Receivables from affiliate	(8,757)	3,887	(9,211)
Inventories	(8,272)	10,557	(7,118)
Advances to suppliers for future purchases	3,368	1,035	670
Prepaids and other	(2,818)	(970)	568
Increase (decrease) in:
Accounts payable, non affiliates	(2,421)	9,584	(31,637)
Accounts payable, affiliates	2,152	—	—
Accrued expenses and other liabilities	764	2,696	3,051

Total adjustments	(23,557)	29,193	(29,861)

Net cash (used in) provided by operating activities	(12,307)	39,234	(21,859)

Cash flows from investing activities:
Purchase of property and equipment	(505)	(2,023)	(484)
Acquisition of Northern Group, Inc	—	(242)	(627)
Acquisition of Jacavi, LLC	(242)	—	—
Other investing activities	(1,368)	(2,345)	(1,312)

Net cash used in investing activities	(2,115)	(4,610)	(2,423)

Cash flows from financing activities:
Increase (decrease) in revolving credit borrowings	15,459	(21,200)	31,023
Proceeds from (repayment) of affiliated note payable	3,224	(10,643)	(727)
Payment of long-term debt and other	(3,852)	(2,284)	(3,838)
Payment of notes payable—former stockholder	(158)	(281)	(432)

Net cash provided by (used in) financing activities	14,673	(34,408)	26,026

Net increase in cash	251	216	1,744
Cash, beginning of year	2,737	2,521	777

Cash, end of year	$2,988	$2,737	$2,521

See accompanying independent auditors report and notes to consolidated financial statements

Model Reorg, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars In Thousands)

The following is a summary of the effects of the restatements on the 2006 and 2005 financial statements.

	2006 As Reported	2006 Restated	2005 As Reported	2005 Restated
Net Income	$9,744	$10,041	$7,626	$8,002
Total Assets	$304,341	$306,844	$318,719	$318,931
Total Liabilities	$248,450	$245,209	$272,572	$267,337
Retained Earnings	$55,184	$60,930	$45,440	$50,889

The Consolidated Statements of Cash Flows have been restated to reclassify capitalized merger costs from operating to investing activities.

(c) Reclassifications

Certain fiscal 2006 and 2005 amounts in the accompanying consolidated financial statements have been reclassified to conform to the fiscal 2007 presentation.

(d) Organization and Business

The Company is primarily a promotional wholesale distributor of fragrances. Customers include traditional wholesalers, chain stores, mass merchandisers and retail wholesale clubs throughout the United States. In addition, the Company has an arrangement with approximately 3,000 store locations with major retailers and sells designer fragrances on consignment. The Company also manufactures fragrances, which it owns or licenses from others.

(e) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

In fiscal 2006, the Company recorded an estimated provision for losses of $2,367 on vendor advances. The advances that were reserved related to the entities involved in the Jacavi acquisition. When the acquisition of Jacavi was certain in 2007, the estimated provision was reversed.

(f) Inventories

Inventories are valued at the lower of cost or market and are costed using the weighted average method, which approximates first-in, first-out (FIFO). Inventory reserves are based on the net realizable value of the inventory and are determined based on historical sales, aging of inventories and estimated marketability.

Model Reorg, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars In Thousands)

Allocated interest expense represents interest expense on the Company’s revolving credit borrowings (see Note 7) and is allocated at the same effective rate as in the QKD credit agreement.

(b)    On August 2, 2007 the Company entered into a service agreement with E Com whereby E Com provides IT Management Support services for all of the Company’s computer systems at a rate of $25 per month, plus out of pocket expenses. This agreement will terminate at consummation of the Company’s merger with E Com or January 29, 2009, if the merger has not been finalized.

(c)    The Company had sales and purchase transactions with E Com as follows: for the years ended October 31, 2007, 2006 and 2005 the sales were $25,182, $32,272 and $38,288, respectively, and purchases were $49,188, $17,276 and $17,468, respectively. The Company had a receivable balance from this affiliate of $25,484 and $16,727 at October 31, 2007 and 2006, respectively. The Company had a payable balance to this affiliate of $2,152 at October 31, 2007.

(d) In December 2007, the Company began subletting new office and warehouse space from QKD (see Note 10).

(e)    During fiscal 2007, additional paid in capital increased $926 as a result of certain tax benefits relating to the allocation of related party expenses.

(f)     Included in other current liabilities is deferred compensation due to an officer. The Company’s liability is calculated by a formula and totals $1.5 million and $1.2 million for the years ended October 31, 2007 and 2006, respectively.

4. Property and Equipment	Major classes of property and equipment are stated at cost and consist of the following:

October 31,	2007	2006
Buildings and improvements	$433	$432
Machinery and equipment	4,858	6,157
Construction in progress	1,711	1,728
Furniture and fixtures	3,470	3,298

	10,472	11,615
Less accumulated depreciation	(7,976)	(9,021)

	$2,496	$2,594

Model Reorg, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars In Thousands)

13. Major Vendors	For the year ended October 31, 2007, two vendors accounted for 44% of net purchases, E Com being one of these vendors. At October 31, 2007 accounts payable relating to these vendors accounted for 40% of accounts payable. For the years ended October 31, 2006 and 2005, two vendors accounted for 42% and 26% of net purchases, respectively. At October 31, 2006 and 2005, accounts payable relating to these two vendors accounted for 63% and 18% of accounts payable, respectively.

14. Acquisition	On October 5, 2007, the Company consummated an Agreement and Plan of Merger with Jacavi Holdings, Inc., a vendor of the Company, whereby the Company acquired 100% of the stock of Jacavi. In connection with the merger, the Company issued 10.9 shares of its common stock to the former shareholders of Jacavi. At the date of the acquisition, the operations of Jacavi were merged into Quality King Fragrance, Inc.

15. Subsequent Event	On December 21, 2007, the Company and its stockholders entered into an Agreement and Plan of Merger with E Com Ventures, Inc. whereby the Company will be merged into a newly formed wholly-owned acquisition subsidiary of E Com in exchange for the issuance of 5,900,000 shares of E Com’s common stock and warrants to acquire an additional 1,500,000 common shares of E Com. The acquisition subsidiary will be the surviving entity and for accounting purposes, the Company will be the acquirer. The consummation of the Merger is subject to certain conditions, including shareholder approval, approval by NASDAQ of the listing of shares to be issued, and the availability of a new $280 million secured credit facility to replace the Company’s and E Com’s existing third party credit facilities.

16. Segment Information	Model Reorg operates in three industry segments, wholesale distribution, retail and manufacturing. Management reviews segment information by segment and on a consolidated basis each month. Model Reorg distributes fragrances to wholesalers and mass market retailers. Retail sales are made on a consignment basis at leased store locations. The manufacturing of owned and licensed brands is outsourced to third party fillers. The accounting policies for the segments are the same as those described in the Summary of Accounting Policies in the notes to the audited consolidated financial statements. Model Reorg’s chief operating decision maker assesses segment performance by reference to gross profit. Each of the segments has its own assets, liabilities, revenues and cost of goods sold. While each segment has certain unallocated operating expenses, these expenses are not reviewed by the chief operating decision maker on a segment basis but rather on a consolidated company basis.

	Fiscal Year Ended October 31,
	2007	2006	2005
Net revenues:
Wholesale	$245,493	$257,826	$244,128
Retail	76,369	73,990	68,971
Manufacturing	5,850	6,545	3,808

	$327,712	$338,361	$316,907

Model Reorg, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars In Thousands)

	Fiscal Year Ended October 31,
	2007	2006	2005
Gross profit:
Wholesale	$57,584	$59,886	$51,292
Retail	30,040	29,945	27,941
Manufacturing	2,885	3,206	2,227

	$90,509	$93,037	$81,460

			Fiscal Year Ended October 31,
			2007	2006
Total assets:
Wholesale			$339,630	$344,872
Retail			75,887	67,728
Manufacturing			25,401	20,809

			$440,918	$433,409
Eliminations	(a	)	(95,930)	(126,565)

Consolidated assets			$344,988	$306,844

(a) Adjustment to eliminate intercompany receivables and investment in subsidiaries.

At October 31,	2007	2006	2005
Goodwill:
Wholesale	$27,176	$16,134	$15,893
Retail	$5,356	$5,356	$5,356

17. Quarterly Financial Data (Unaudited)	Unaudited summarized financial results for fiscal years ended October 31, 2007 and 2006 have been set forth below.

($ in thousands)	January 31, 2007	April 30, 2007	July 31, 2007	October 31, 2007
2007 QUARTER
Net Sales	$102,481	$64,851	$67,553	$92,827
Gross Profit	$27,190	$20,745	$19,480	$23,094
Net Income	$3,760	$3,140	$1,656	$2,694

	January 31, 2006	April 30, 2006	July 31, 2006	October 31, 2006
2006 QUARTER
Net Sales	$107,201	$63,016	$67,520	$100,624
Gross Profit	$29,248	$15,838	$18,962	$28,989
Net Income (loss)	$4,632	$(430)	$1,199	$4,640

Model Reorg, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(unaudited)

(Dollars In Thousands)

uncollectible accounts. The Company maintains credit insurance on certain receivables, which minimizes the financial impact of uncollectible accounts.

2. Inventories	Inventories, which are primarily comprised of finished products, are shown net of reserves for obsolescence and market write downs. Reserves at April 30, 2008 and October 31, 2007 were $2,976 and $2,968, respectively.

3. Related Party Transactions

(a)    The Company receives services from QKD and E Com pursuant to service agreements. The agreement with QKD provides for the allocation of expenses, which are calculated based on various assumptions and methods. The methods employed utilize various allocation bases including the number of transactions processed, estimated delivery miles, warehouse square footage, payroll dollars and sales and inventory ratios. Allocated operating expenses for the three and six months ended April 30, 2008 were $1.8 million and $4.9 million or 13.3% and 35.4% of total operating expenses, as compared to $3.0 million and $6.0 million or 24.4% and 46.8% of total operating expense for the three and six months ended April 30, 2007.

Allocated interest expense represents interest expense on the Company’s revolving credit borrowings and is allocated at the same effective rate as in the QKD Credit Agreement.

(b)    On August 2, 2007 the Company entered into a service agreement with E Com whereby E Com provides IT Management Support services for all of the Company’s computer systems at a rate of $25 per month, plus out of pocket expenses. This agreement will terminate at consummation of the Company’s merger with E Com or January 29, 2009, if the merger has not been finalized.

(c)    The Company had sales and purchase transactions with E Com as follows: sales for the three and six months ended April 30, 2008 were $6,370 and $19,685, respectively, and for the three and six months ended April 30, 2007, $5,707 and $11,224, respectively. Purchases for the three and six months ended April 30, 2008 were $9,802 and $21,088, respectively, and for the three and six months ended April 30, 2007 $5,707 and $8,128, respectively. The Company had a receivable balance from this affiliate of $35,844, and $25,484 at April 30, 2008 and October 31, 2007, respectively. The Company had a payable balance to this affiliate of $144 and $2,152 at April 30, 2008 and October 31, 2007, respectively.

(d) Effective January 2008, the Company began subletting new office and warehouse space from QKD (see Note 4).

Model Reorg, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(unaudited)

(Dollars In Thousands)

5. Segment Information	Model Reorg operates in three industry segments, wholesale distribution, retail and manufacturing. Management reviews segment information by segment and on a consolidated basis each month. Model Reorg distributes fragrances to wholesalers and mass market retailers. Retail sales are made on a consignment basis at leased store locations. The manufacturing of owned and licensed brands is outsourced to third party fillers. The accounting policies for the segments are the same as those described in the Summary of Accounting Policies in the notes to the audited Consolidated Financial Statements. Model Reorg’s chief operating decision maker assesses segment performance by reference to gross profit. Each of the segments has its own assets, liabilities, revenues and cost of goods sold. While each segment has certain unallocated operating expenses, these expenses are not reviewed by the chief operating decision maker on a segment basis but rather on a consolidated company basis.

	Three Months Ended		Six Months Ended
	April 30, 2008	April 30, 2007	April 30, 2008	April 30, 2007
Net revenues:
Wholesale	$45,730	$49,141	$128,297	$120,140
Retail	15,299	14,705	45,661	45,170
Manufacturing	1,004	1,005	2,629	2,022

	$62,033	$64,851	$176,587	$167,332

Gross profit:
Wholesale	$10,916	$14,640	$32,022	$29,764
Retail	5,884	5,811	17,642	17,341
Manufacturing	335	294	913	831

	$17,135	$20,745	$50,577	$47,936

			At April 30, 2008	October 31, 2007
Total assets:
Wholesale			$310,193	$339,630
Retail			76,195	75,887
Manufacturing			25,187	25,401

			$411,575	$440,918
Eliminations	(a	)	(105,038)	(95,930)

Consolidated assets			$306,537	$344,988

(a) Adjustment to eliminate intercompany receivables and investment in subsidiaries
Goodwill for the wholesale and retail segments was $27,176 and $5,356 respectively, at both April 30, 2008 and October 31, 2007.